March 7, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DTE Electric Company

DTE Electric Securitization Funding I LLC

Registration Statement on

Form SF-1 (File Nos. 333-261612 and 333-261612-01)

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), the undersigned wishes to advise you that it, as representative of the underwriters, hereby joins with DTE Electric Company’s and DTE Electric Securitization Funding I LLC’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on March 9, 2022 at 9:00 a.m. E.S.T., or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act of 1933, the undersigned, as representative of the several underwriters, wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of the Preliminary Prospectus: February 24, 2022

(ii)	Anticipated dates of distribution: March 9, 2022 to March 18, 2022

The undersigned, as representative of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steffen Lunde
Name: Steffen Lunde
Title: Director

On behalf of each of the Underwriters